082-03822

NOVAWEST

NovaWest Resources Inc.

RECEIVED

2007 APR -5 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

07022327

For Immediate Release

PRIVATE PLACEMENT

SUPPL

Vancouver, Monday January 25th 2007, 12:30p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWN), announces that the Company has arranged a non-brokered Private Placement of $177,500 Cdn through the issuance of 710,000 units at a price of $0.25 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.35 per share for a period of 12 months. The proceeds raised will be applied to the Company's working capital. All shares issued with respect to this private placement will be subject to applicable regulatory hold periods and the Private Placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

dw 4/6

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com

NOVAWEST NovaWest Resources Inc.

News Release

For Immediate Release

RECEIVED
2007 APR -5 A 8:35
OFFICE OF INTERNATIONAL FINANCE

Second 2007 Drilling Program Underway

Vancouver, Monday January 22nd 2007, 2:00p.m. PST

Novawest Resources Inc. (TSX.V – "NVE"), is pleased to report an initial drilling program is underway on its wholly owned Kickoff Project 23 km east of Chibougamau, Quebec and 53 km east of the company's recently completed Touchdown Project initial drill program.

Hole DT7-1 is inclined 55 degrees towards 025 degrees azimuth directly below a 2005 Novawest prospector's surface grab sample that contained 1.02% copper, 6ppm Ag and 0.1ppm Au. This sample is adjacent to other mineralized zones of interest in this area, some of which are to be tested by DT7-1. Previous drilling has shown elevated copper, gold and silver values occur in the Duvex Copper Zone (over 198m long and 6m wide) plus other drill intersections that all "line up" in a southwesterly trend that extends for one kilometer. Some of the highest sample values in this trend reported to date are 41.25 g/t Au with 49.17 g/t Ag and 0.23% Cu over 1.06m, 20.8 g/t Au with 6.6% Cu over 5.8m, 2.9% Cu over 0.3m, 1.9% Cu over 1.5m, 1% Cu over 1.3m and 1.2% Cu over 1m.

Mineralization along northeasterly shear zones are known on the Kickoff Project and this drilling program is also testing, for the first time, for mineralized shears at 120 degrees azimuth, the common direction of mineralized shears in the copper-gold mines in the Chibougamau district. A 50 year mining history has shown that these mineralized shears with grey dikes cut anorthosite near the Layered Series containing magnetite horizons. Three million ounces of gold and 800,000 tonnes of copper have been produced from these anorthosite-hosted shears in 15 mines.

Novawest began its exploration program in Chibougamau just over two years ago on the Kickoff Project. The current geophysical and drilling program was deferred from last year due to adverse winter conditions for working on the lake in early 2006. Additional details of the Kickoff project are found in the 2005 43-101 Technical Report prepared by Dr Christian Derosier. An updated revision of this report is in progress.

Robert Stewart is the Qualified Person for this program and this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com

NOVAWEST

NovaWest Resources Inc.

RECEIVED
2007 APR -5 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

SUPPL

For Immediate Release

EGM REPORT

SHAREHOLDERS AND WARRANT HOLDERS APPROVE PLAN OF ARRANGEMENT

Vancouver, Friday January 26th 2007, 12:30p.m. PST

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce that the Company's shareholder's and warrant holders provided Management with an overwhelming vote of confidence by supporting favourably all of the resolutions put forth at the Company's Extraordinary Shareholders Meeting on January 24, 2007. Each of the resolutions proposed, was passed by a vote of 99.9% or higher.

The Company, will now take the mandate it has been provided and go forward with the necessary steps required to carry out it's proposed Plan of Arrangement whereby its shareholders and warrant holders of the Date of Record (to be announced) will receive shares and warrants in Novawest's wholly-owned subsidiary Pro Minerals Inc., on a one for five (1 for 5) basis. Pro Minerals Inc. has applied to be listed on the TSX Venture Exchange as the Plan of Arrangement is undertaken. Pro Minerals Inc. also has an Agency Agreement in place with a brokerage firm to carry out an IPO of $1.1 million by selling 4.4 million units at $0.25 per unit.

The expected completion date for the Plan of Arrangement is approximately 31 days from this date. Novawest will keep its shareholders abreast of the current developments as the plan goes forward.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

END

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com